

September 15, 2015

Via E-mail
Shelly Guyer
Chief Financial Officer
Veracyte, Inc.
7000 Shoreline Court, Suite 250
South San Francisco, CA 94080

Re: Veracyte, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 25, 2015
Response Dated September 4, 2015
File No. 001-36156

Dear Ms. Guyer:

We have reviewed your September 4, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2015 letter.

Form 10-K for the Year Ended December 31, 2014
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 119

1.   We note your response to comment 1. Please further explain to us the basis for your conclusion that your disclosure controls and procedures ("DC&P") were effective as of December 31, 2014, March 31, 2015 and June 30, 2015 given the Company's failure to recognize its accelerated filer status, which resulted in untimely filings on Forms 10-K and 10-Q for these periods. In this regard, DC&P is designed to ensure that information required to be disclosed in reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms (see

Rule 13a-15(e) under the Securities Exchange Act of 1934). Alternatively, please amend your filings to disclose that your DC&P were not effective as of each date.

You may contact Steve Lo at (202) 551-3394 or John Archfield, at (202) 551-3315 with questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining